

2023 First quarter
Financial statements and review

2

CONTENTS

FIRST QUARTER
2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENT AND NOTES

SUPPLEMENTARY

Contents

FIRST QUARTER 2023 REVIEW

Equinor first quarter 2023	3
Group review	5
Outlook	7
Supplementary operational disclosures	8
Exploration & Production Norway	10
Exploration & Production International	11
Exploration & Production USA	12
Marketing, Midstream & Processing	13
Renewables	14

CONDENSED INTERIM FINANCIAL STATEMENT AND NOTES

Condensed interim financial statement and notes	15
Consolidated statement of income	16
Consolidated statement of comprehensive income	17
Consolidated balance sheet	18
Consolidated statement of changes in equity	19
Consolidated statement of cash flows	20
Notes to the Condensed interim financial statements	21

SUPPLEMENTARY

Supplementary disclosures	29
Forward-looking statements	42
End notes	43

Equinor first quarter 2023

Equinor delivered adjusted earnings* of USD 12.0 billion and USD 3.51 billion after tax in the first quarter of 2023. Net operating income was USD 12.5 billion, and net income was USD 4.97 billion.

The first quarter was characterised by:

- Strong earnings and cash flow across the business
- Solid operational performance and production growth
  - Continued high gas production from NCS to Europe
- High value creation from marketing and trading
- Maintaining cost and capital discipline
- Ordinary cash dividend of USD 0.30 per share, extraordinary cash dividend of USD 0.60 per share and commencement of second tranche of share buy-back of USD 1.67 billion. Expected total capital distribution in 2023 is USD 17 billion.

Anders Opedal, president and CEO of Equinor ASA:

"Equinor delivered strong earnings and cash flow across the business and remains a safe and reliable provider of energy to Europe. We continue to deliver competitive capital distribution to shareholders and invest in a profitable portfolio in oil and gas, renewables, and low-carbon solutions."

"We progressed on our strategy, optimising our oil and gas portfolio by acquiring Suncor Energy in the UK and continuing with focused exploration. We developed our portfolio within renewables and low-carbon solutions by acquiring the solar project developer BeGreen and collaborating with industry partners, aiming to build large-scale value chains for decarbonisation."

Financial information		**Quarters**		**Change**
(unaudited, in USD million)	**Q1 2023**	**Q4 2022**	**Q1 2022**	**Q1 on Q1**
Net operating income/(loss)	**12,517**	16,584	18,392	(32%)
Adjusted earnings*1)	**11,973**	17,014	17,869	(33%)
Net income/(loss)	**4,966**	7,897	4,714	5%
Adjusted earnings after tax*1)	**3,514**	4,719	5,487	(36%)
Cash flows provided by operating activities	**14,871**	4,267	15,771	(6%)
Cash flow from operations after taxes paid*	**9,716**	6,800	15,748	(38%)
Net cash flow*	**4,201**	1,669	12,689	(67%)

		Quarters		**Change**
Operational data	**Q1 2023**	**Q4 2022**	**Q1 2022**	**Q1 on Q1**
Group average liquids price (USD/bbl) [1]	**73.8**	80.4	97.1	(24%)
Total equity liquids and gas production (mboe per day) [4]	**2,130**	2,046	2,106	1%
Total power generation (Gwh) Equinor share	**1,163**	1,332	511	>100%
Renewable power generation (GWh) Equinor share	**524**	517	511	3%

Health, safety and the environment	**Twelve months average per Q1 2023**	**Full year 2022**
Serious incident frequency (SIF)	**0.4**	0.4

	First quarter 2023	**First quarter 2022**
Upstream CO_2 intensity (kg CO_2/boe)	**6.6**	6.7
Absolute scope 1+2 GHG emissions (million tonnes CO_2e)	**2.9**	2.8

Net debt to capital employed adjusted*	**31 March 2023**	**31 December 2022**	**%-point change**
Net debt to capital employed adjusted*	**(52.3%)**	(23.9%)	(28.4)

Dividend (USD per share)	**Q1 2023**	**Q4 2022**	**Q1 2022**
Ordinary cash dividend per share	**0.30**	0.30	0.20
Extraordinary cash dividend per share	**0.60**	0.60	0.20

In the first three months of 2023 Equinor settled shares in the market under the 2022 and 2023 share buy-back programmes of USD 461 million.

* For items marked with an asterisk throughout this report, see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures

1) Restated. For more information, see Amended principles for Adjusted earnings in the section ´Use and reconciliation of non-GAAP financial measures´ in the Supplementary disclosures.

Strong production and continued high deliveries of energy to Europe

Equinor delivered a total equity production of 2,130 mboe per day for the first quarter, up from 2,106 mboe per day in the same quarter of 2022. The growth was driven by the ramp-up of new fields and wells, and fields back in production, such as Johan Sverdrup phase 2 and Snøhvit in Norway and Peregrino in Brazil. Short-term operational issues at Johan Sverdrup early in the quarter impacted the increase.

Gas production on the Norwegian continental shelf (NCS) remained high and stable, contributing to European energy security.

Production from renewable energy sources was 524 GWh in the quarter, slightly up from the same quarter last year, driven by good availability for the offshore wind farms and production from the floating wind farm Hywind Tampen on the NCS. Including gas-to-power production in the UK, total power production for the quarter ended at 1,163 GWh.

Continued strategic and industrial progress

Since the start of the year, Equinor has brought the satellite field Bauge on stream in the Norwegian Sea. The partner-operated Vito field was put on stream in the US Gulf of Mexico.

Equinor continued to optimise the oil and gas portfolio, deepening in core areas by entering into an agreement to acquire Suncor Energy UK. An interest in the Statfjord area on the NCS was divested in the quarter.

Equinor completed nine exploration wells offshore with three commercial discoveries in the quarter, and three wells were ongoing at the quarter end. Two of the discoveries were in the Troll area in the North Sea, where Equinor also agreed to acquire a further equity interest in five discoveries. Equinor was awarded 26 new production licences on the NCS.

In the UK, the Dogger Bank offshore wind farm is progressing towards first power this summer. Together with SSE, Equinor is exploring the option of developing a fourth phase, Dogger Bank D.

In the quarter, Equinor closed the acquisition of BeGreen, a leading solar project developer in Northwest Europe, with a project pipeline of over 6 GW in the early to medium stages of maturity.

Equinor continued to develop low-carbon value chains in collaboration with industrial partners and entered into a partnership with the German energy company RWE aiming to develop large-scale value chains for low-carbon hydrogen.

Strong financial results and cash flow

Equinor realised a price for piped gas to Europe of USD 18.8 per mmbtu and realised liquids prices were USD 73.8 per bbl, down by 37% and 24%, respectively, compared to the first quarter 2022.

Equinor delivers strong adjusted earnings at USD 12.0 billion and USD 3.51 billion after tax. This is down from the same quarter last year due to lower prices for liquids and gas but partly offset by production

growth. The Marketing, Midstream & Processing (MMP) segment contributed with earnings, well above the new and increased guided range, mainly driven by crude, products, and liquids trading.

Cash flow provided by operating activities before taxes paid and working capital items amounted to USD 15.3 billion for the first quarter and, cash flow from operations after taxes paid* was USD 9.72 billion. Equinor paid the first of three equal NCS tax instalments of USD 5.42 billion in the quarter and will pay the next two in the second quarter. Organic capital expenditure* was USD 2.31 billion for the quarter, and total capital expenditures were USD 3.18 billion. After taxes, capital distribution to shareholders and investments, net cash flow* ended at USD 4.20 billion for the first quarter.

Strong cash flow, a reduction in working capital and a reduction in collateral deposits resulted in a further strengthening of the financial position. Adjusted net debt to capital employed ratio* was negative 52.3% at the end of the first quarter, from negative 23.9% at the end of the fourth quarter of 2022.

Competitive capital distribution

The board of directors has decided an ordinary cash dividend of USD 0.30 per share and an extraordinary cash dividend of USD 0.60 per share for the first quarter of 2023, in line with communication at the Capital Markets Update in February.

Expected total capital distribution for 2023 is USD 17 billion, including a share buy-back programme of USD 6 billion. The board has decided to initiate a second

tranche of the share buy-back programme of USD 1.67 billion. The second tranche will commence on 11 May, end no later than 25 July 2023 and is subject to authorisation from the annual general meeting on 10 May 2023.

The first tranche of the share buy-back programme for 2023 was completed on 20 March 2023 with a total value of USD 1 billion.

All share buy-back amounts include shares to be redeemed by the Norwegian State.

Group review

Financial information (unaudited, in USD million)	Quarters			Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
Total revenues and other income	**29,224**	34,321	36,393	(20%)
Adjusted total revenues and other income*[1]	28,520	35,501	36,590	(22%)
Total operating expenses	**(16,707)**	(17,737)	(18,001)	(7%)
Adjusted purchases* [5]	(11,262)	(12,781)	(13,781)	(18%)
Adjusted operating and administrative expenses*	(2,849)	(3,032)	(2,450)	16%
Adjusted depreciation, amortisation and net impairments*	(2,198)	(2,279)	(2,333)	(6%)
Adjusted exploration expenses*	(238)	(396)	(157)	52%
Net operating income/(loss)	**12,517**	16,584	18,392	(32%)
Adjusted earnings*[1]	11,973	17,014	17,869	(33%)
Capital expenditures and Investments	**2,303**	2,376	2,616	(12%)
Cash flows provided by operating activities	**14,871**	4,267	15,771	(6%)
Cash flows from operations after taxes paid*	**9,716**	6,800	15,748	(38%)

Operational information	Quarters			Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
Total equity liquid and gas production (mboe/day)	**2,130**	2,046	2,106	1%
Total entitlement liquid and gas production (mboe/day)	**2,011**	1,919	1,958	3%
Total Power generation (GWh) Equinor share	**1,163**	1,332	511	>100%
Renewable power generation (GWh) Equinor share	**524**	517	511	3%
Average Brent oil price (USD/bbl)	**81.3**	88.7	101.4	(20%)
Group average liquids price (USD/bbl)	**73.8**	80.4	97.1	(24%)
E&P Norway average internal gas price (USD/mmbtu)	**17.36**	27.22	29.77	(42%)
E&P USA average internal gas price (USD/mmbtu)	**2.80**	4.73	4.18	(33%)

1) Restated. For more information, see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

For the items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in Supplementary disclosures.

Operations

Solid operational performance and production growth in the first quarter of 2023 provides strong results despite a lower price environment compared to 2022.

Snøhvit, which restarted in June 2022, and Johan Sverdrup phase two, which came on stream in December 2022, were the main drivers for increased production on the NCS relative to the same quarter last year. Peregrino in Brazil contributed significantly towards increased production from the international portfolio. Improved levels from Caesar Tonga in the USA following technical improvements, and a reduction in downtime compared to the prior year also added to the improvement in production.

Secure gas production to Europe remains a continued focus in 2023, representing 55% of NCS production for the quarter.

The overall production growth was impacted by short term operational challenges in the quarter for Johan Sverdrup and turnaround activity in Angola and Brazil. 2022 events relating to the exit from Russia, Ekofisk area divestment and Martin Linge ownership share reduction also partly offset the increase in production relative to the first quarter of 2022.

Price realisation in the quarter was lower than the extraordinary highs witnessed in the prior year. This is evident through reduced margins even with a stable production level. Additionally, there was a strong contribution to the overall business results from the Midstream, Marketing and Processing segment for the first quarter of 2023. Strong physical crude and products margins and solid results from LNG and piped gas trading positively contributed to the first quarter results.

Increased operational capacity and activity in the quarter have contributed to an increased cost base. In addition, rising environmental costs together with inflationary pressures were evidenced by an increase in upstream operating expenditure compared to the prior year. An increase in proved reserves during the year 2022 contributed towards a downward trend in depreciation, partially offsetting the increase in operating expenditure. The strengthening of the USD against the NOK impacts the visibility of these increases in the reported costs.

In the first quarter of 2022, total operating expenses were negatively impacted by impairments of USD 1,080 million related to Equinor's exit from Russia.

Taxes

The decrease in reported effective tax rate from 72.6% in the first quarter of 2022 to 63.8% in 2023 was mainly caused by a lower relative share of income from the NCS. Net foreign currency exchange gains with a low tax rate also contributed to this decrease in effective tax rate for the quarter.

The effective tax rate on adjusted earnings* of 70.6% for the first quarter of 2023 increased compared to 69.3% in 2022 due to the recognition of the US deferred tax assets in the fourth quarter of 2022.

Cash flow, net debt and capital distribution

A strong cashflow provided by operating activities before taxes paid and working capital items of USD 15,305 million was achieved despite lower income before tax which resulted from lower commodity prices in the first quarter of 2023.

Tax outflow of USD 5,589 million reduced by USD 8,599 million from the fourth quarter of 2022, resulting in a cash flow from operations after taxes paid* of USD 9,716 million (2022: USD 6,800 million in the prior quarter). The first of three equal instalments of Norwegian corporate income tax were paid in the first quarter of 2023, whereas two instalments were made in the prior quarter.

Due to reduced prices working capital decreased by USD 5,155 million in the first quarter (USD 23 million in the first quarter of 2022) positively contributing to a strong cashflow.

Net cash flow* of USD 4,201 million increased by USD 2,532 million compared to the prior quarter despite the lower price environment and continued increased dividend cash outflows (USD 2,861 million compared to USD 582 million).

Continued strong results have led to an increase in short term liquid assets in addition to a reduction in net collateral deposits, further strengthening the adjusted net debt to capital employed ratio* from negative 23.9% at the end of December 2022 to negative 52.3% at the end of March 2023.

Subject to approval at the AGM in May, the cash outflow to the Norwegian state in relation to the second, third, fourth tranche of the 2022, and first tranche of the 2023 share buy-back programme is expected to occur in the second quarter of 2023, in addition to two instalments of Norwegian corporate income tax.

The board of directors has decided an ordinary cash dividend of USD 0.30 per share, and an extraordinary cash dividend of USD 0.60 per share for the first quarter of 2023, in line with communication at the Capital Markets Update in February.

Expected total capital distribution for 2023 is USD 17 billion, including a share buy-back programme of USD 6 billion. The board has decided to initiate a second tranche of the share buy-back programme of USD 1.67 billion. The second tranche will commence on 11 May, end no later than 25 July 2023 and is subject to authorisation from the annual general meeting on 10 May 2023.

The first tranche of the share buy-back programme for 2023 was completed on 20 March 2023 with a total value of USD 1 billion.

All share buy-back amounts include shares to be redeemed by the Norwegian State.

Outlook

- **Organic capital expenditures*** are estimated at USD 10-11 billion for 2023, and at an annual average of around USD 13 billion for 2024-2026[1].
- **Production** for 2023 is estimated to be around 3% above 2022 level [6].
- Equinor's ambition is to keep the **unit of production cost** in the top quartile of its peer group.
- **Scheduled maintenance activity** is estimated to reduce equity production by around 45 mboe per day for the full year of 2023.

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Deferral of production to create future value, gas off-take, timing of new capacity coming on stream and operational regularity and levels of industry product supply, demand and pricing represent the most significant risks related to the foregoing production guidance. Our future financial performance, including cash flow and liquidity, will be affected by the extent and duration of the current market conditions, the development in realised prices, including price differentials and other factors discussed elsewhere in the report. For further information, see section Forward-looking statements.



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[1] USD/NOK exchange rate assumption of 10.

Supplementary operational disclosures

Operational data

	Quarters			Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
Prices				
Average Brent oil price (USD/bbl)	**81.3**	88.7	101.4	(20%)
E&P Norway average liquids price (USD/bbl)	**77.5**	83.8	100.3	(23%)
E&P International average liquids price (USD/bbl)	**70.7**	77.2	96.3	(27%)
E&P USA average liquids price (USD/bbl)	**61.3**	68.6	82.5	(26%)
Group average liquids price (USD/bbl) [1]	**73.8**	80.4	97.1	(24%)
Group average liquids price (NOK/bbl) [1]	**756**	819	859	(12%)
E&P Norway average internal gas price (USD/mmbtu) [8]	**17.36**	27.22	29.77	(42%)
E&P USA average internal gas price (USD/mmbtu) [8]	**2.80**	4.73	4.18	(33%)
Realised piped gas price Europe (USD/mmbtu) [7][1)]	**18.79**	29.80	29.60	(37%)
Realised piped gas price US (USD/mmbtu) [7]	**3.24**	5.40	4.62	(30%)
Refining reference margin (USD/bbl) [2]	**11.3**	15.5	5.8	97%
Entitlement production (mboe per day)				
E&P Norway entitlement liquids production	**641**	610	638	1%
E&P International entitlement liquids production	**231**	228	201	15%
E&P USA entitlement liquids production	**129**	100	114	13%
Group entitlement liquids production	**1,001**	938	953	5%
E&P Norway entitlement gas production	**806**	791	798	1%
E&P International entitlement gas production	**33**	31	37	(10%)
E&P USA entitlement gas production	**171**	160	170	0%
Group entitlement gas production	**1,010**	981	1,005	0%
Total entitlement liquids and gas production [3]	**2,011**	1,919	1,958	3%

	Quarters			Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
Equity production (mboe per day)				
E&P Norway equity liquids production	**641**	610	638	1%
E&P International equity liquids production	**286**	293	287	(0%)
E&P USA equity liquids production	**144**	112	127	14%
Group equity liquids production	**1,071**	1,015	1,051	2%
E&P Norway equity gas production	**806**	791	798	1%
E&P International equity gas production	**50**	50	54	(6%)
E&P USA equity gas production	**203**	190	203	0%
Group equity gas production	**1,059**	1,031	1,055	0%
Total equity liquids and gas production [4]	**2,130**	2,046	2,106	1%
Power generation				
Power generation (GWh) Equinor share	**1,163**	1,332	511	>100%
Renewable power generation (GWh) Equinor share	**524**	517	511	3%

1)   Restated. Restatement due to change in the definition of the price marker. For more information see 'End notes'.

Health, safety and the environment

	Twelve months average per Q1 2023	Full year 2022
Total recordable injury frequency (TRIF)	2.7	2.5
Serious Incident Frequency (SIF)	0.4	0.4
Oil and gas leakages (number of)[1]	8	8

	First quarter 2023	First quarter 2022
Upstream CO_2 intensity (kg CO_2/boe)[2]	6.6	6.7
Absolute scope 1+2 GHG emissions (million tonnes CO_2e)[3]	2.9	2.8

1) Number of leakages with rate above 0.1 kg/second during the past 12 months.
2) Operational control, total scope 1 emissions of CO_2 from exploration and production, divided by total production (boe).
3) Operational control, total scope 1 and 2 emissions of CO_2 and CH_4.



Exploration & Production Norway

Financial information (unaudited, in USD million)	Quarters			Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
Total revenues and other income	12,044	16,729	18,454	(35%)
Adjusted total revenues and other income*	12,144	16,968	18,663	(35%)
Total operating expenses	(2,229)	(2,343)	(1,521)	47%
Adjusted operating and administrative expenses*	(976)	(1,053)	(884)	10%
Adjusted depreciation, amortisation and net impairments*	(1,115)	(1,219)	(1,421)	(22%)
Adjusted exploration expenses*	(137)	(101)	(101)	35%
Net operating income/(loss)	9,816	14,386	16,933	(42%)
Adjusted earnings/(loss)*	9,916	14,594	16,256	(39%)
Additions to PP&E, intangibles and equity accounted investments	1,317	1,422	1,072	23%

Operational information E&P Norway	Quarters			Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
E&P entitlement liquid and gas production (mboe/day)	1,448	1,401	1,436	1%
Average liquids price (USD/bbl)	77.5	83.8	100.3	(23%)
Average internal gas price (USD/mmbtu)	17.36	27.22	29.77	(42%)

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Production & Revenues

Increased production supported by the ramp-up of new fields and continued high gas deliveries to Europe were somewhat offset by temporary operational issues at Johan Sverdrup. This delivered solid results for the years' first quarter, even in a lower-price environment.

Continued high focus on gas production maintained reliable energy deliveries to Europe. Gas volumes represented over 55% of the total production and contributed to a slight increase in volume from the first quarter of 2022. Johan Sverdrup Phase 2 and Snøhvit contributed to a 1% increase in gas volume and a 0.6% increase in liquids compared to the first quarter of 2022.

There was high exploration activity in the quarter with 3 commercial discoveries and activity in 10 wells. Discovered volumes amount to an estimated 40 mmboe, all close to infrastructure on the NCS.

Operating expenses and financial results

Lower gas prices primarily drove the decrease in net operating income in the first quarter of 2023 compared to the same period last year. Realised gas prices were 33% lower in the first quarter of 2023 compared to the same quarter in 2022.

In the first quarter of 2023, high environmental costs and higher operations and maintenance costs were the main drivers for the increase in operating and administrative expenses compared to the same period last year. An increase in proved reserves during the year 2022 contributed towards a downward trend in depreciation, partially offsetting the increase in operating expenditure. The development of the USD/NOK exchange rate had a significant positive effect on the total operating expenses.

The divestment of a 19% ownership share in Martin Linge in the fourth quarter of last year and the USD/NOK exchange rate developments led to a decrease in adjusted depreciation and amortisation* in the first quarter compared to the first quarter of 2022.

Exploration & Production International

Financial information (unaudited, in USD million)	Quarters			Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
Total revenues and other income	1,548	2,373	1,453	7%
Adjusted total revenues and other income*	1,555	1,897	1,852	(16%)
Total operating expenses	(1,167)	(551)	(1,822)	(36%)
Adjusted purchases*	16	(85)	27	(39%)
Adjusted operating and administrative expenses*	(442)	(438)	(423)	4%
Adjusted depreciation, amortisation and net impairments*	(461)	(433)	(339)	36%
Adjusted exploration expenses*	(55)	(266)	(40)	38%
Net operating income/(loss)	382	1,822	(369)	>(100%)
Adjusted earnings/(loss)*	614	676	1,078	(43%)
Additions to PP&E, intangibles and equity accounted investments	451	584	626	(28%)

Operational information E&P International	Quarters			Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
E&P equity liquid and gas production (mboe/day)	336	343	341	(1%)
E&P entitlement liquid and gas production (mboe/day)	264	258	239	11%
Production sharing agreements (PSA) effects	72	85	102	(29%)
Average liquids price (USD/bbl)	70.7	77.2	96.3	(27%)

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Production & Revenues

The restart of production at the Peregrino field in Brazil in July 2022 and the start-up of phase 2 in October 2022 positively impacted the production in the first quarter of 2023. This was offset mainly by Equinor's exit from Russia, natural decline in several mature fields and the effect of turnarounds, resulting in slightly lower equity production than in the first quarter of 2022. The lower effects from production sharing agreements (PSA) were driven by a decrease in production from several fields with PSAs in combination with lower prices.

Lower liquids and gas prices negatively impacted revenues in the first quarter of 2023 compared to the same period last year. This was partially offset by increased entitlement production. The fair value of derivatives positively impacted reported total revenues by USD 89 million in the first quarter of 2023 (2022: negative USD 314 million) resulting in a 7% increase overall in total revenues.

Operating expenses and financial results

Restart of production at the Peregrino field drove higher operations and maintenance expenses and increased royalties in the first quarter of 2023 compared to the same quarter last year. This was also a major contributor to the increase in depreciation, together with new investments in several fields and the effect of an impairment reversal in the first quarter of 2022.

In the first quarter of 2023, total reported operating expenses were negatively impacted by a loss of USD 258 million from the sale of the Corrib field in Ireland, compared to a negative impact of USD 1,080 million related to Equinor's exit from Russia in the same period last year.

Exploration & Production USA

Financial information (unaudited, in USD million)		Quarters		Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
Total revenues and other income	1,015	1,083	1,269	(20%)
Adjusted total revenues and other income*	1,015	1,083	1,269	(20%)
Total operating expenses	(675)	(262)	(24)	>100%
Adjusted operating and administrative expenses*	(273)	(217)	(221)	23%
Adjusted depreciation, amortisation and net impairments*	(357)	(363)	(320)	11%
Adjusted exploration expenses*	(46)	(29)	(15)	>100%
Net operating income/(loss)	340	821	1,245	(73%)
Adjusted earnings/(loss)*	340	474	713	(52%)
Additions to PP&E, intangibles and equity accounted investments	262	281	126	>100%

Operational information E&P USA		Quarters		Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
E&P equity liquid and gas production (mboe/day)	347	302	329	5%
E&P entitlement liquid and gas production (mboe/day)	299	260	284	6%
Royalties	47	42	45	4%
Average liquids price (USD/bbl)	61.3	68.6	82.5	(26%)
Average internal gas price (USD/mmbtu)	2.80	4.73	4.18	(33%)

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Production & Revenues

The Caesar Tonga field in the US Gulf of Mexico back in production with new flow lines, combined with additional wells online in the Appalachian basin, were the main drivers for increased production in the first quarter of 2023 compared to the prior year. The increase was partially offset by a natural decline in the Appalachian basin and several mature fields in the Gulf of Mexico.

Increased entitlement production helped to mitigate some of the downward impacts on revenue caused by the lower price environment.

Operating expenses and financial results

Reduced downtime in certain Gulf of Mexico assets, the start-up of the Vito platform combined with increased maintenance activity in the Appalachian basin, contributed to higher operations and maintenance expenses. Depreciation and amortisation increased in the first quarter of 2023 compared to the same period in 2022 due to increased production and added offshore and onshore capital expenditures. The improved proved reserves partially offset the increase.

In the first quarter of 2022, net operating income was positively impacted by impairment reversals of USD 532 million related to assets in the Gulf of Mexico.

Marketing, Midstream & Processing

Financial information (unaudited, in USD million)	Quarters			Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
Total revenues and other income	28,889	33,591	35,917	(20%)
Adjusted total revenues and other income*[1]	28,082	35,010	35,592	(21%)
Total operating expenses	(26,771)	(33,842)	(35,425)	(24%)
Adjusted purchases* [5]	(25,344)	(31,969)	(34,470)	(26%)
Adjusted operating and administrative expenses*	(1,229)	(1,389)	(1,002)	23%
Adjusted depreciation, amortisation and net impairments*	(232)	(236)	(212)	9%
Net operating income/(loss)	2,118	(251)	492	>100%
Adjusted earnings*[1]	1,278	1,416	(92)	N/A
- Gas and Power[2]	769	1,212	(212)	N/A
- Crude, Products and Liquids[2]	510	210	235	>100%
- Other[2]	(1)	(6)	(114)	(99%)
Additions to PP&E, intangibles and equity accounted investments	219	349	265	(17%)

Operational information	Quarters			Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
Liquids sales volumes (mmbl)[3]	217.3	212.1	211.6	3%
Natural gas sales Equinor (bcm)	15.7	15.8	16.5	(5%)
Natural gas entitlement sales Equinor (bcm)	14.3	14.2	14.1	1%
Power generation (GWh) Equinor share	639	815	0	N/A
Realised piped gas price Europe (USD/mmbtu)[3]	18.79	29.80	29.60	(37%)
Realised piped gas price US (USD/mmbtu)	3.24	5.40	4.62	(30%)

1) Restated. For more information, see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

2) From Q1 2023, the presentation of MMP's adjusted earnings has been changed to align with organisational structure and management's review of performance, with retrospective effect.

3) Restated. Restatement due to a change in definition of the price marker for realised gas price and improved methodology for calculating liquids sales volumes. For more information, see 'End notes'.

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Volumes, Pricing & Revenues

Liquids sales volumes increased compared to the first quarter of 2022. This was mainly due to an increase in sales of international equity volumes and purchases from third parties, partially offset by a decrease in sales volume from NCS.

Compared to the first quarter of 2022, the restarted deliveries from Hammerfest LNG partially offset a reduction in gas sales volumes and third-party volumes.

The realised piped gas price Europe decreased compared to the first quarter last year due to a drop in market prices caused by reduced demand amid mild winter temperatures, high LNG imports and healthy storage levels.

The realised US piped gas price decreased compared to the first quarter last year as market prices fell steadily throughout the quarter, driven by a mild winter season, driving down residential and commercial heating demand.

Financial Results

During the first quarter of 2023, Gas and Power adjusted earnings* contributed to solid results driven by LNG and piped gas trading. Strong physical crude and gasoline margins contributed to the solid adjusted earnings* for Crude, Products and Liquids.

Adjusted earnings* increased compared to the first quarter in the prior year primarily due to higher results from LNG and piped gas trading, and Crude, Products and Liquids trading.

Net operating income in the first quarter of 2023 includes positive effects from changes in the fair value of mark to market derivatives on gas and LNG following the change in amended principles for adjusted earnings* with the effect from the first quarter of 2023.

Renewables

Financial information (unaudited, in USD million)	Quarters			Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
Revenues third party, other revenue and other income	5	31	90	(94%)
Net income/(loss) from equity accounted investments	(7)	8	29	N/A
Total revenues and other income	(2)	38	119	N/A
Adjusted total revenues and other income*	(4)	15	32	N/A
Total operating expenses	(87)	(102)	(41)	>100%
Adjusted operating and administrative expenses*	(78)	(101)	(40)	92%
Adjusted depreciation, amortisation and net impairments*	(1)	(1)	(1)	36%
Net operating income/(loss)	(89)	(63)	77	N/A
Adjusted earnings*	(83)	(87)	(10)	>(100%)
Additions to PP&E, intangibles and equity accounted investments	851	103	43	>100%

Operational information (unaudited, in USD million)	Quarters			Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
Renewables power generation (GWh) Equinor share	511	509	511	0%

For items impacting net operating income/(loss), see Use and reconciliation of non-GAAP financial measures in the Supplementary disclosures.

Renewables power generation
Power generation comes mainly from offshore wind assets, and remained stable in the first quarter of 2023 compared to the same quarter last year.

Results from equity accounted investments
Net income from equity-accounted investments decreased compared to same quarter in the prior year. Producing assets contributed positively to net income, however, the contribution was somewhat lower than in the first quarter of last year due to lower prices. Net income from producing assets was more than offset by net losses from projects under development. Project expenses have increased compared to the first quarter of 2022 due to higher activity levels as projects progress.

Operating expenses and financial results
In the first quarter of 2023, the decrease in net operating income and adjusted earnings* compared to the same period last year was driven by increased business development costs due to higher activity levels in the US, the UK and Asia. In the first quarter of 2022, net operating income included divestment gains of USD 87 million from the Dogger Bank C wind farm project.

The acquisition of BeGreen which closed in the first quarter of 2023 and investment related to projects in the US significantly contributed to the additions to PP&E, intangibles and equity accounted investments for the first quarter of 2023 compared to last year.

Condensed interim financial statement and notes

Consolidated statement of income   16
Consolidated statement of comprehensive income   17
Consolidated balance sheet   18
Consolidated statement of changes in equity   19
Consolidated statement of cash flows   20
Notes to the Condensed interim financial statements   21
Note 1.   Organisation and basis of preparation   21
Note 2.   Segments   21
Note 3.   Acquisitions and disposals   25
Note 4.   Revenues   26
Note 5.   Financial items   26
Note 6.   Income taxes   27
Note 7.   Provisions, commitments, contingent items and related parties 27
Note 8.   Capital distribution   28



CONSOLIDATED STATEMENT OF INCOME

(unaudited, in USD million)	Note	Quarters		
		Q1 2023	Q4 2022	Q1 2022
Revenues	4	29,210	33,841	36,050
Net income/(loss) from equity accounted investments		43	395	99
Other income		(30)	84	244
Total revenues and other income	2	29,224	34,321	36,393
Purchases [net of inventory variation]		(11,235)	(12,853)	(13,510)
Operating expenses	3	(2,722)	(3,026)	(1,989)
Selling, general and administrative expenses		(304)	(278)	(282)
Depreciation, amortisation and net impairments		(2,200)	(1,184)	(2,017)
Exploration expenses		(246)	(396)	(203)
Total operating expenses	2	(16,707)	(17,737)	(18,001)
Net operating income/(loss)	2	12,517	16,584	18,392

(unaudited, in USD million)	Note	Quarters		
		Q1 2023	Q4 2022	Q1 2022
Interest expenses and other financial expenses		(463)	(450)	(266)
Other financial items		1,652	(1,664)	(903)
Net financial items	5	1,189	(2,115)	(1,169)
Income/(loss) before tax		13,707	14,469	17,223
Income tax	6	(8,741)	(6,572)	(12,509)
Net income/(loss)		4,966	7,897	4,714
Attributable to equity holders of the company		4,962	7,895	4,710
Attributable to non-controlling interests		4	2	4
Basic earnings per share (in USD)		1.59	2.52	1.46
Diluted earnings per share (in USD)		1.59	2.51	1.46
Weighted average number of ordinary shares outstanding (in millions)		3,118	3,131	3,228
Weighted average number of ordinary shares outstanding diluted (in millions)		3,124	3,141	3,237

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Quarters		
(unaudited, in USD million)	Q1 2023	Q4 2022	Q1 2022
Net income/(loss)	4,966	7,897	4,714
Actuarial gains/(losses) on defined benefit pension plans	54	895	(419)
Income tax effect on income and expenses recognised in OCI[1]	(16)	(208)	93
Items that will not be reclassified to the Consolidated statement of income	38	687	(326)
Foreign currency translation effects	(1,426)	4,116	173
Share of OCI from equity accounted investments	(65)	424	0
Items that may be subsequently reclassified to the Consolidated statement of income	(1,491)	4,540	173
Other comprehensive income/(loss)	(1,453)	5,228	(153)
Total comprehensive income/(loss)	3,512	13,125	4,561
Attributable to the equity holders of the company	3,508	13,123	4,557
Attributable to non-controlling interests	4	2	4

1) Other comprehensive income (OCI).

CONSOLIDATED BALANCE SHEET

(unaudited, in USD million)	Note	At 31 March 2023	At 31 December 2022[1]
ASSETS			
Property, plant and equipment	2	**55,161**	56,498
Intangible assets		**5,535**	5,158
Equity accounted investments		**3,084**	2,758
Deferred tax assets		**8,417**	8,732
Pension assets		**1,182**	1,219
Derivative financial instruments		**526**	691
Financial investments		**2,857**	2,733
Prepayments and financial receivables	7	**868**	2,063
Total non-current assets		**77,632**	79,851
Inventories		**3,192**	5,205
Trade and other receivables[2]		**16,229**	22,452
Derivative financial instruments		**2,836**	4,039
Financial investments		**34,576**	29,876
Cash and cash equivalents[3]		**17,915**	15,579
Total current assets		**74,749**	77,152
Assets classified as held for sale	3	**109**	1,018
Total assets		**152,491**	158,021

(unaudited, in USD million)	Note	At 31 March 2023	At 31 December 2022[1]
EQUITY AND LIABILITIES			
Shareholders' equity		**57,165**	53,988
Non-controlling interests		**5**	1
Total equity		**57,170**	53,989
Finance debt	5	**22,403**	24,141
Lease liabilities		**2,459**	2,410
Deferred tax liabilities		**11,925**	11,996
Pension liabilities		**3,617**	3,671
Provisions and other liabilities	7	**14,236**	15,633
Derivative financial instruments		**2,194**	2,376
Total non-current liabilities		**56,834**	60,226
Trade, other payables and provisions		**10,410**	13,352
Current tax payable	6	**18,926**	17,655
Finance debt	5	**4,995**	4,359
Lease liabilities		**1,275**	1,258
Dividends payable		**0**	2,808
Derivative financial instruments		**2,597**	4,106
Total current liabilities		**38,204**	43,539
Liabilities directly associated with the assets classified as held for sale	3	**283**	268
Total liabilities		**95,321**	104,032
Total equity and liabilities		**152,491**	158,021

1) Audited
2) Of which Trade receivables of USD 12.0 billion 31 March 2023 and USD 17.3 billion 31 December 2022
3) Includes collateral deposits of USD 2.450 billion for 31 March 2023 related to certain requirements set out by exchanges where Equinor is participating. The corresponding figure for 31 December 2022 is USD 6.128 billion.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited, in USD million)	Share capital	Additional paid-in capital	Retained earnings	Foreign currency translation reserve	OCI from equity accounted investments	Shareholders' equity	Non-controlling interests	Total equity
At 1 January 2022	1,164	6,408	36,683	(5,245)	0	**39,010**	14	**39,024**
Net income/(loss)			4,710			**4,710**	4	**4,714**
Other comprehensive income/(loss)			(326)	173		**(153)**		**(153)**
Total comprehensive income/(loss)								**4,561**
Dividends						**0**		**0**
Share buy-back		(330)				**(330)**		**(330)**
Other equity transactions		(4)				**(3)**		**(3)**
At 31 March 2022	1,164	6,074	41,068	(5,073)	0	**43,233**	19	**43,251**
At 1 January 2023	1,142	3,041	58,236	(8,855)	424	**53,988**	1	**53,989**
Net income/(loss)			4,962			**4,962**	4	**4,966**
Other comprehensive income/(loss)			38	(1,426)	(65)	**(1,453)**		**(1,453)**
Total comprehensive income/(loss)								**3,512**
Dividends						**0**		**0**
Share buy-back[1]		(331)				**(331)**		**(331)**
Other equity transactions						**0**		**0**
At 31 March 2023	**1,142**	2,710	**63,236**	**(10,281)**	359	**57,165**	5	**57,170**

1) For more information see note 8 Capital distribution.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited, in USD million)	Note	Q1 2023	Q4 2022	Q1 2022
		Quarters		
Income/(loss) before tax		**13,707**	14,469	17,223
Depreciation, amortisation and net impairment		**2,200**	1,184	2,017
Exploration expenditures written off		**91**	183	73
(Gains)/losses on foreign currency transactions and balances	5	**(955)**	2,140	284
(Gains)/losses on sale of assets and businesses	3	**233**	(87)	(89)
(Increase)/decrease in other items related to operating activities[1]		**(324)**	2,923	(300)
(Increase)/decrease in net derivative financial instruments		**327**	217	953
Interest received		**277**	216	11
Interest paid		**(251)**	(258)	(118)
Cash flows provided by operating activities before taxes paid and working capital items		**15,305**	20,988	20,055
Taxes paid		**(5,589)**	(14,188)	(4,307)
(Increase)/decrease in working capital		**5,155**	(2,532)	23
Cash flows provided by operating activities		**14,871**	4,267	15,771
Capital expenditures and investments[2]	3	**(2,303)**	(2,376)	(2,616)
(Increase)/decrease in financial investments		**(5,108)**	(6,990)	(2,850)
(Increase)/decrease in derivative financial instruments		**(803)**	(374)	424
(Increase)/decrease in other interest-bearing items		**63**	7	4
Proceeds from sale of assets and businesses[3]	3	**47**	47	574
Cash flows provided by/(used in) investing activities		**(8,104)**	(9,687)	(4,465)

(unaudited, in USD million)	Note	Q1 2023	Q4 2022	Q1 2022
		Quarters		
Repayment of finance debt		**(2,176)**	**(250)**	0
Repayment of lease liabilities		**(332)**	**(365)**	(317)
Dividends paid		**(2,861)**	**(2,231)**	(582)
Share buy-back		**(461)**	**(577)**	(439)
Net current finance debt and other financing activities		**873**	**230**	(2,804)
Cash flows provided by/(used in) financing activities		**(4,958)**	**(3,193)**	(4,142)
Net increase/(decrease) in cash and cash equivalents		**1,809**	**(8,612)**	7,165
Effect of exchange rate changes on cash and cash equivalents		**(8)**	**844**	(270)
Cash and cash equivalents at the beginning of the period (net of overdraft)		**15,579**	**23,348**	13,987
Cash and cash equivalents at the end of the period (net of overdraft)[4]		**17,380**	**15,579**	20,882

1) The line item includes a fair value loss related to inventory of USD 2,408 million in the fourth quarter 2022. The corresponding amount in the first quarter 2023 is immaterial.
2) Cash inflow of USD 433 million received in the first quarter 2022 related to the disposal of parts of the interests in the Bacalhau field in 2018 (contingent consideration) has been reclassified from Capital expenditures and investments to Proceeds from sale of assets and businesses.
3) The line item includes cash consideration net of cash disposed of related to the disposal of Equinor Energy Ireland Limited at closing date 31 March 2023. See note 3 Acquisitions and disposals for more information.
4) At 31 March 2023 cash and cash equivalents net overdraft was USD 535 million. At 31 December 2022 and March 2022, cash and cash equivalents net overdrafts were zero.

NOTES TO THE CONDENSED INTERIM FINANCIAL STATEMENTS

Note 1. Organisation and basis of preparation

Organisation and principal activities
Equinor Group (Equinor) consists of Equinor ASA and its subsidiaries. Equinor ASA is incorporated and domiciled in Norway and listed on the Oslo Børs (Norway) and the New York Stock Exchange (USA). The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway.

The objective of Equinor is to develop, produce and market various forms of energy and derived products and services, as well as other business. The activities may also be carried out through participation in or cooperation with other companies. Equinor Energy AS, a 100% owned operating subsidiary of Equinor ASA and owner of all of Equinor's oil and gas activities and net assets on the Norwegian continental shelf, is co-obligor or guarantor of certain debt obligations of Equinor ASA.

Equinor's condensed interim financial statements for the first quarter of 2023 were authorised for issue by the board of directors on 3 May 2023.

Basis of preparation
These condensed interim financial statements are prepared in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The condensed interim financial statements do not include all the information and disclosures required

by International Financial Reporting Standards (IFRS) for a complete set of financial statements, and these condensed interim financial statements should be read in conjunction with the consolidated annual financial statements for 2022. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB, however the differences do not impact Equinor's financial statements for the periods presented. A description of the material accounting policies applied in preparing these condensed interim financial statements is included in Equinor`s consolidated annual financial statements for 2022.

There have been no changes to the material accounting policies during 2023 compared to the consolidated annual financial statements for 2022.

Certain amounts in the comparable periods in the note disclosures have been reclassified to conform to current period presentation. The subtotals and totals in some of the tables may not equal the sum of the amounts shown due to rounding. When determining fair value, there have been no changes to the valuation techniques or models and Equinor applies the same sources of input and the same criteria for categorisation in the fair value hierarchy as disclosed in the Consolidated annual financial statements for 2022.

The Condensed interim financial statements are unaudited.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are reviewed on an on-going basis and are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Note 2. Segments

Equinor´s operations are managed through operating segments identified on the basis of those components of Equinor that are regularly reviewed by the chief operating decision maker, Equinor's Corporate Executive Committee (CEC). The reportable segments Exploration & Production Norway (E&P Norway), Exploration & Production International (E&P International), Exploration & Production USA E&P USA), Marketing, Midstream & Processing (MMP) and Renewables (REN) correspond to the operating segments. The operating segments Projects, Drilling & Procurement (PDP), Technology, Digital & Innovation (TDI) and Corporate staff and functions are aggregated into the reportable segment Other based on materiality. The majority of the costs in PDP and TDI is allocated to the three Exploration & Production segments, MMP and REN.

The accounting policies of the reporting segments equal those described in these Consolidated financial statements, except for the line-item Additions to PP&E, intangibles and equity accounted investments in which movements related to changes in asset retirement obligations are excluded as well as provisions for onerous contracts which reflect only obligations towards group external parties. The measurement basis of segment profit is net operating income/(loss). Deferred tax assets, pension assets, non-current financial assets, total current assets and total liabilities are not allocated to the segments. Transactions between the segments, mainly from the sale of crude oil, gas, and related products, are performed at defined internal prices which have been derived from market prices. The transactions are eliminated upon consolidation.

22   Condensed interim financial statement and notes

CONTENTS

FIRST QUARTER
2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENT AND NOTES

SUPPLEMENTARY

First quarter 2023
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	(48)	329	61	28,767	5	66	0	29,181
Revenues inter-segment	12,092	1,209	954	82	0	9	(14,346)	0
Net income/(loss) from equity accounted investments	0	11	0	40	(7)	0	0	43
Total revenues and other income	12,044	1,548	1,015	28,889	(2)	75	(14,346)	29,224
Purchases [net of inventory variation]	(0)	16	0	(25,358)	0	(0)	14,107	(11,235)
Operating, selling, general and administrative expenses	(977)	(659)	(273)	(1,178)	(86)	(133)	281	(3,025)
Depreciation and amortisation	(1,115)	(461)	(357)	(232)	(1)	(33)	0	(2,198)
Net impairment losses/(reversals)	0	0	0	(2)	0	0	0	(2)
Exploration expenses	(137)	(64)	(46)	0	0	0	0	(246)
Total operating expenses	(2,229)	(1,167)	(675)	(26,771)	(87)	(166)	14,388	(16,707)
Net operating income/(loss)	9,816	382	340	2,118	(89)	(91)	42	12,517
Additions to PP&E, intangibles and equity accounted investments	1,317	451	262	219	851	78	0	3,179
Balance sheet information								
Equity accounted investments	3	560	0	675	1,771	75	0	3,084
Non-current segment assets	27,167	15,992	11,241	4,469	763	1,064	0	60,696
Non-current assets not allocated to segments								13,852
Total non-current assets								77,632
Assets held for sale	109	0	0	0	0	0	0	109

Fourth quarter 2022
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	77	720	69	32,965	31	65	0	33,926
Revenues inter-segment	16,652	1,623	1,014	254	0	27	(19,570)	0
Net income/(loss) from equity accounted investments	(0)	31	0	372	8	(16)	0	395
Total revenues and other income	16,729	2,373	1,083	33,591	38	76	(19,570)	34,321
Purchases [net of inventory variation]	(0)	(85)	(0)	(31,996)	0	(0)	19,228	(12,853)
Operating, selling, general and administrative expenses	(1,020)	(511)	(220)	(1,614)	(100)	(153)	314	(3,304)
Depreciation and amortisation	(1,219)	(436)	(363)	(236)	(1)	(26)	0	(2,281)
Net impairment losses/(reversals)	(3)	747	350	3	0	(0)	0	1,097
Exploration expenses	(101)	(266)	(29)	0	0	0	0	(396)
Total operating expenses	(2,343)	(551)	(262)	(33,843)	(101)	(179)	19,542	(17,737)
Net operating income/(loss)	14,386	1,822	821	(252)	(63)	(103)	(29)	16,584
Additions to PP&E, intangibles and equity accounted investments	1,422	584	281	349	103	88	0	2,828
Balance sheet information								
Equity accounted investments	3	550	0	688	1,452	65	0	2,758
Non-current segment assets	28,510	15,868	11,311	4,619	316	1,031	0	61,656
Non-current assets not allocated to segments								15,437
Total non-current assets								79,851
Assets held for sale	0	1,018	0	0	0	0	0	1,018

First quarter 2022
(in USD million)

	E&P Norway	E&P International	E&P USA	MMP	REN	Other	Eliminations	Total
Revenues third party, other revenue and other income	209	62	78	35,825	90	31	0	36,294
Revenues inter-segment	18,245	1,324	1,191	89	0	10	(20,859)	0
Net income/(loss) from equity accounted investments	0	67	0	3	29	0	0	99
Total revenues and other income	18,454	1,453	1,269	35,917	119	41	(20,859)	36,393
Purchases [net of inventory variation]	0	27	0	(34,289)	0	0	20,752	(13,510)
Operating, selling, general and administrative expenses	(816)	(390)	(220)	(923)	(41)	(78)	197	(2,271)
Depreciation and amortisation	(1,421)	(336)	(320)	(212)	(1)	(39)	0	(2,330)
Net impairment losses/(reversals)	821	(1,042)	533	0	0	0	0	312
Exploration expenses	(106)	(81)	(16)	0	0	0	0	(203)
Total operating expenses	(1,521)	(1,822)	(24)	(35,425)	(41)	(116)	20,949	(18,001)
Net operating income/(loss)	16,933	(369)	1,245	492	77	(76)	90	18,392
Additions to PP&E, intangibles and equity accounted investments	1,072	626	126	265	43	56	0	2,188

25 Condensed interim financial statement and notes

CONTENTS

FIRST QUARTER
2023 REVIEW

CONDENSED INTERIM FINANCIAL
STATEMENT AND NOTES

SUPPLEMENTARY

Non-current assets by country

(in USD million)	At 31 March 2023	At 31 December 2022
Norway	31,779	33,242
USA	12,624	12,343
Brazil	9,493	9,400
UK	3,739	3,688
Azerbaijan	1,396	1,401
Canada	1,160	1,171
Denmark	935	497
Angola	893	895
Argentina	625	615
Algeria	584	622
Other	553	541
Total non-current assets[1]	63,780	64,414

1)   Excluding deferred tax assets, pension assets and non-current financial assets.

Note 3. Acquisitions and disposals

Acquisitions

Acquisition of BeGreen
On 26 January 2023, Equinor closed a transaction with the Bregentved Group and members of the executive board of BeGreen Solar Aps to acquire 100% of the shares in the Danish solar developer BeGreen Solar Aps. The cash consideration amounted to USD 252 million (EUR 235 million), in addition to a consideration contingent on the successful delivery of future solar projects above an agreed megawatt threshold. The transaction has been accounted for within the REN segment as a business combination, resulting in an increase of Equinor's intangible assets of USD 423 million. The purchase price and the purchase price allocation are preliminary.

Acquisition of Suncor Energy UK Limited
On 3 March 2023, Equinor entered into an agreement to acquire 100% of Suncor Energy UK Limited for a total consideration of USD 850 million before adjustments for working capital and net cash. USD 250 million is contingent on a final investment decision on the Rosebank field. The transaction

includes a non-operated interest in the producing Buzzard oil field (29.89%) and an additional interest in the operated Rosebank development (40%). Closing of the transaction is expected to take place in the second quarter of 2023 subject to relevant regulatory approvals and will be recognised in the E&P International segment.

Disposals

Equinor Energy Ireland Limited
On 31 March 2023, Equinor closed the transaction with Vermilion Energy Inc (Vermillion) to sell Equinor's non-operated equity position in the Corrib gas project in Ireland, covering 100% of the shares in Equinor Energy Ireland Limited (EEIL). Prior to closing, Equinor received an extraordinary dividend of USD 371 million from EEIL. Total consideration amounted to USD 362 million, including cash settlement of contingent consideration. A loss of USD 258 million has been recognised and presented in the line item Operating expenses in the Consolidated statement of income within the E&P International segment.

Note 4. Revenues

Revenues from contracts with customers by geographical areas

When attributing the line item Revenues from contracts with customers for the first quarter of 2023 to the country of the legal entity executing the sale, Norway constitutes 84% and USA constitutes 12% of such revenues. For the first quarter of 2022, Norway and USA constituted 86% and 10% of such revenues, respectively.

Revenues from contracts with customers and other revenues

	Quarters		
(in USD million)	Q1 2023	Q4 2022	Q1 2022
Crude oil	12,112	12,994	15,034
Natural gas	10,457	15,479	15,538
- European gas	9,228	13,326	14,350
- North American gas	397	651	621
- Other incl. Liquefied natural gas	832	1,502	567
Refined products	2,477	2,892	2,904
Natural gas liquids	2,383	1,896	2,576
Transportation	453	480	282
Other sales	959	1,469	1,117
Revenues from contracts with customers	28,841	35,209	37,451
Total other revenues[1]	370	(1,368)	(1,401)
Revenues	29,210	33,841	36,050

1) Principally relates to commodity derivatives and change in fair value less cost to sell for commodity inventories held for trading purposes.

Note 5. Financial items

	Quarters		
(in USD million)	Q1 2023	Q4 2022	Q1 2022
Net foreign currency exchange gains/(losses)	955	(2,140)	(284)
Interest income and other financial items	590	482	114
Gains/(losses) on financial investments	32	8	(134)
Gains/(losses) other derivative financial instruments	74	(15)	(599)
Interest and other finance expenses	(463)	(450)	(266)
Net financial items	1,189	(2,115)	(1,169)

Equinor reports significant unrealised foreign currency gains in the first quarter, mainly related to strengthening of USD versus NOK. These effects are mainly due to a large part of Equinor's operations having NOK as functional currency, and the effects are offset within equity as OCI effects arising on translation from functional currency to presentation currency USD.

The increase in Interest income and other financial items in first quarter compared to the previous quarter and same quarter prior year mainly relates to higher interest rates and increased Cash and cash equivalents and Current financial investments.

Equinor has a US Commercial paper programme available with a limit of USD 5 billion. As of 31 March 2023, USD 1.4 billion were utilised compared to USD 0.2 billion utilised as of 31 December 2022.

27 Condensed interim financial statement and notes

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Note 6. Income taxes

(in USD million)	Quarters		
	Q1 2023	Q4 2022	Q1 2022
Income/(loss) before tax	**13,707**	14,469	17,223
Income tax	**(8,741)**	(6,572)	(12,509)
Effective tax rate	**63.8%**	45.4%	72.6%

The effective tax rate for the first quarter of 2023 was significantly influenced by lower share of income from the Norwegian continental shelf and currency effects in entities that are taxable in other currencies than the functional currency.

The effective tax rate for the first quarter of 2022 was primarily influenced by high share of operating income from the Norwegian continental shelf and losses including impairments recognised in countries with lower effective tax rates, partially offset by positive income in countries with unrecognised deferred tax assets. The tax rate is also influenced by currency effects in entities that are taxable in other currencies than the functional currency.

Note 7. Provisions, commitments, contingent items and related parties

Litigation and claims

During the normal course of its business, Equinor is involved in legal and other proceedings, and several unresolved claims are currently outstanding. The ultimate liability or asset in respect of such litigation and claims cannot be determined at this time. Equinor has provided in its Condensed interim financial statements for probable liabilities related to litigation and claims based on the company's best judgement. Equinor does not expect that its financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

Related parties

The line-item Prepayments and Financial Receivables includes USD 213 million which represent a gross receivable from the Norwegian state under the Marketing Instruction in relation to the state's (SDFI) expected participation in the gas sales activities of a foreign subsidiary of Equinor. At year-end 2022, the corresponding amount was USD 1,461 million. The decrease is mainly related to reduced gas storage volumes due to gas sales. A corresponding non-current liability of USD 213 million has been recognised, representing SDFI's estimated interest in the gas sales activities in the foreign subsidiary. Total non-current liabilities to SDFI amounts to USD 770 million at 31 March 2023 (USD 2,072 million at year end 2022).

Note 8. Capital distribution

Dividend for the first quarter

On 3 May 2023, the Board of Directors resolved to declare an ordinary cash dividend for the first quarter of 2023 of USD 0.30 per share and an extraordinary cash dividend of USD 0.60 per share. The Equinor shares will be traded ex-dividend 14 August 2023 on the Oslo Børs and for ADR holders on the New York Stock Exchange. Record date will be 15 August 2023 and payment date will be 25 August 2022.

Share buy- back programme 2023

The purpose of the share buy-back programme is to reduce the issued share capital, and all shares repurchased will be cancelled. According to agreement between Equinor and the Norwegian State, a proportionate share of the Norwegian State's shares will be redeemed and annulled at the annual general meeting, ensuring that the State's ownership interest in Equinor remains unchanged at 67%. The

Board of Directors has proposed an annual buy-back programme for 2023 with up to USD 6 billion, including shares to be redeemed from the Norwegian State, subject to authorisation from the annual general meeting.

On 7 February 2023, Equinor launched the first tranche of USD 1 billion. USD 330 million order has been acquired in the open market and the full amount has been settled, while USD 670 million of shares from the Norwegian State will be redeemed at the annual general meeting in May 2023. On 3 May 2023, the Board of Directors resolved the commencement of the second tranche of the share buy-back programme for 2023 of a total of around USD 1.67 billion, including shares to be redeemed from the Norwegian State. The second tranche is subject to approval at the general meeting and will end no later than 25 July 2023.

Equity impact of share buy back programmes (in USD million)	Q1 2023	Q1 2022
First tranche	330	330
Total	330	330

Supplementary disclosures

Exchange rates

	Quarters			Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
NOK/USD average daily exchange rate	0.0976	0.0981	0.1130	(14%)
NOK/USD period-end exchange rate	0.0954	0.1014	0.1143	(17%)
USD/NOK average daily exchange rate	10.2439	10.1925	8.8483	16%
USD/NOK period-end exchange rate	10.4772	9.8573	8.7479	20%
EUR/USD average daily exchange rate	1.0728	1.0195	1.1216	(4%)
EUR/USD period-end exchange rate	1.0875	1.0666	1.1101	(2%)

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts or certain accounting items that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e., IFRS).

Management considers adjusted earnings and adjusted earnings after tax together with other non-GAAP financial measures as defined below, to provide a better indication of the underlying operational and financial performance in the period (excluding financing), and therefore better facilitate comparisons between periods.

The following financial measures may be considered non-GAAP financial measures:

▪ **Adjusted earnings** are based on net operating income/(loss) and adjusts for certain items affecting the income for the period in order to separate out effects that management considers may not be well correlated to Equinor's underlying operational performance in the individual reporting period. Management considers adjusted earnings to be a supplemental measure to Equinor's IFRS measures, which provides an indication of Equinor's underlying operational performance in the period and facilitates an alternative understanding of operational trends between the periods. Adjusted earnings include adjusted revenues and other income, adjusted purchases, adjusted operating

expenses and selling, general and administrative expenses, adjusted depreciation expenses and adjusted exploration expenses.

▪ **Adjusted earnings after tax** – equals the sum of net operating income/(loss) less income tax in business areas and adjustments to operating income taking the applicable marginal tax into consideration. Adjusted earnings after tax excludes net financial items and the associated tax effects on net financial items. It is based on adjusted earnings less the tax effects on all elements included in adjusted earnings (or calculated tax on operating income and on each of the adjusting items using an estimated marginal tax rate). In addition, tax effect related to tax exposure items not related to the individual reporting period is excluded from adjusted earnings after tax. Management considers adjusted earnings after tax, which reflects a normalised tax charge associated with its operational performance excluding the impact of financing, to be a supplemental measure to Equinor's net income. Certain net USD denominated financial positions are held by group companies that have a USD functional currency that is different from the currency in which the taxable income is measured. As currency exchange rates change between periods, the basis for measuring net financial items for IFRS will change disproportionally with taxable income which includes exchange gains and losses from translating the net USD denominated financial positions into the currency of the applicable tax return. Therefore, the effective tax rate may be significantly higher

or lower than the statutory tax rate for any given period. Adjusted taxes included in adjusted earnings after tax should not be considered indicative of the amount of current or total tax expense (or taxes payable) for the period.

Adjusted earnings and adjusted earnings after tax should be considered additional measures rather than substitutes for net operating income/(loss) and net income/(loss), which are the most directly comparable IFRS measures. There are material limitations associated with the use of adjusted earnings and adjusted earnings after tax compared with the IFRS measures as such non-GAAP measures do not include all the items of revenues/gains or expenses/losses of Equinor that are needed to evaluate its profitability on an overall basis. Adjusted earnings and adjusted earnings after tax are only intended to be indicative of the underlying developments in trends of our on-going operations for the production, manufacturing and marketing of our products and exclude pre-and post-tax impacts of net financial items. Equinor reflects such underlying development in our operations by eliminating the effects of certain items that may not be directly associated with the period's operations or financing. However, for that reason, adjusted earnings and adjusted earnings after tax are not complete measures of profitability. These measures should therefore not be used in isolation.

30   Supplementary disclosures

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SUPPLEMENTARY

Amended principles for Adjusted earnings with effect from the first quarter of 2023:
Equinor has made the following changes to the items adjusted for within Adjusted earnings:

- With effect from the first quarter of 2023, movements in the fair value of commodity derivatives used to manage price risk exposure of future sale and purchase contracts are excluded from adjusted earnings and deferred until the time of the physical delivery. This change minimises the effects of timing differences and presents a measure more indicative of underlying economic performance.
- With effect from the first quarter of 2023, the principle used to adjust the valuation of commercial storages is based on the forward price at the expected realisation date. Prior to this amendment, the valuation adjustment was based on short-term forward prices which, for some storages, did not correspond to the forward price at the expected realisation date. This change brings the valuation principle in line with how the corresponding derivative contract used to manage price exposure is valued.

These changes have been applied retrospectively to the comparative figures. The majority of the impact is due to the revised treatment of commodity derivatives. These changes only affect the MMP reporting segment and currently do not have an impact on other segments. Equinor deems that these changes lead to a better representation of performance in each period by appropriately reflecting the economic impact of its risk management activities.

Impact of change	Q1 2022			Q4 2022		
MMP segment	As reported	Impact	Restated	As reported	Impact	Restated
Changes in fair value of derivatives	45	(301)	(256)	(142)	2,207	2,065
Periodisation of inventory hedging effect	(247)	179	(68)	(395)	(251)	(646)
Adjusted total revenues and other income	35,715	(122)	35,592	33,055	1,955	35,010
Adjusted earnings/(loss)	31	(122)	(92)	(540)	1,955	1,416
Adjusted earnings/(loss) after tax	38	308	345	1,907	(1,077)	830

Impact of change	Q1 2022			Q4 2022		
Equinor group	As reported	Impact	Restated	As reported	Impact	Restated
Changes in fair value of derivatives	205	(301)	(96)	(462)	2,207	1,744
Periodisation of inventory hedging effect	(247)	179	(68)	(395)	(251)	(646)
Adjusted total revenues and other income	36,712	(122)	36,590	33,546	1,955	35,501
Adjusted earnings/(loss)	17,991	(122)	17,869	15,059	1,955	17,014
Adjusted earnings/(loss) after tax	5,179	308	5,487	5,796	(1,077)	4,719
Effective tax rates on adjusted earnings	71.2%	(1.9%)	69.3%	61.5%	10.8%	72.3%

No other line items or segments were affected by the change.

- **Capital employed adjusted** – this measure is defined as Equinor's total equity (including non-controlling interests) and net interest-bearing debt adjusted.
- **Net interest-bearing debt adjusted** – this measure is defined as Equinor's interest bearing financial liabilities less cash and cash equivalents and current financial investments, adjusted for collateral deposits and balances held by Equinor's captive insurance company and balances related to the SDFI.
- **Net debt to capital employed, Net debt to capital employed adjusted, including lease liabilities and Net debt to capital employed ratio adjusted** – Following implementation of IFRS 16 Equinor presents a "net debt to capital employed adjusted" excluding lease liabilities from the gross interest-bearing debt. Comparable numbers are presented in the table Calculation of capital employed and net debt to capital employed ratio in the report include Finance lease according to IAS17, adjusted for marketing instruction agreement. In Equinor's view, net debt ratio provides useful information about Equinor's capital structure and financial strength.
- **Organic capital expenditures (organic investments/capex)** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in note 2 Segments to the Condensed interim financial statements, amounted to USD 3.2 billion in Q1 2023 (Q1 2022: USD 2.2 billion). Organic capital expenditures are capital expenditures excluding acquisitions, recognised lease assets (RoU assets) and other investments with significant different cash flow pattern. In Q1 2023, a total of USD 0.9 billion (Q1 2022: USD 0.4 billion) is excluded in the organic capital expenditures. Forward-looking organic

capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine organic capital expenditures cannot be predicted with reasonable certainty. Organic capital expenditure is a measure which Equinor believes gives relevant information about Equinor's investments in maintenance and development of the company's assets.
- **Gross investments/capex** – Capital expenditures, defined as Additions to PP&E, intangibles and equity accounted investments in the financial statements, including Equinor's proportionate share of capital expenditures in equity accounted investments not included in additions to equity accounted investments. Forward-looking gross capital expenditures included in this report are not reconcilable to its most directly comparable IFRS measure without unreasonable efforts, because the amounts excluded from such IFRS measure to determine gross capital expenditures cannot be predicted with reasonable certainty.
- **Cashflow from operations after taxes paid (CFFO after taxes paid)** represents, and is used by management, to evaluate cash generated from operating activities after taxes paid, available for investing activities, for debt servicing and distribution to shareholders. However, cashflow from operations after taxes paid is not a measure of our liquidity under IFRS and should not be considered in isolation or as a substitute for an analysis of our results as reported in this report. Our definition of Cashflow from operations after taxes paid is limited and does not represent residual cash flows available for discretionary expenditures. CFFO after taxes

paid for the first quarter of 2023 and the first and fourth quarter of 2022 includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (2023: USD 15.3 billion | Q1 2022: USD 20.1 billion | Q4 2022: USD 21.0 billion) and taxes paid (2023: negative USD 5.6 billion | Q1 2022: negative USD 4.3 billion | Q4 2022: negative USD 14.2 billion), resulting in a cashflow from operations after taxes paid of USD 9,716 million in the first quarter of 2023 (Q1 2022: USD 15,748 million | Q4 2022: USD 6,800 million).
- **Net cash flow (previously named free cash flow) for the first quarter of 2023 and the first and fourth quarter 2022** includes the following line items in the Consolidated statement of cash flows: Cash flows provided by operating activities before taxes paid and working capital items (2023: USD 15.3 billion | Q1 2022: USD 20.1 billion | Q4 2022: USD 21.0 billion), taxes paid (2023: negative USD 5.6 billion | Q1 2022: negative USD 4.3 billion | Q4 2022: negative USD 14.2 billion), cash used/received in business combinations (2023: USD 0.0 billion | Q1 2022: USD 0.0 billion | Q4 2022: USD 0.0 billion), capital expenditures and investments (2023: negative USD 2.3 billion | Q1 2022: negative USD 2.6 billion | Q4 2022: negative USD 2.4 billion), increase/decrease in other items interest-bearing (2023: USD 0.1 billion | Q1 2022: USD 0.0 billion | Q4 2022: USD 0.0 billion), proceeds from sale of assets and businesses (2023: USD 0.0 billion | Q1 2022: USD 0.6 billion | Q4 2022: USD 0.0 billion), dividend paid (2023: negative USD 2.9 billion | Q1 2022: negative USD 0.6 billion | Q4 2022: negative USD 2.2 billion) and share buy-back (2023: negative USD 0.5 billion | Q1 2022: negative USD 0.4 billion |

Q4 2022: negative USD 0.6 billion), resulting in a net cash flow of 4.2 billion in the first quarter of 2023 (Q1 2022: 12.7 billion | Q4 2022: 1.7 billion). Net cash flow represents, and is used by management to evaluate, cash generated from operational and investing activities available for debt servicing and distribution to shareholders. The name of the measure was updated in the first quarter of 2023, but no changes have been made to the definition.

Adjusted earnings adjust for the following items:
- **Changes in fair value of derivatives:** In the ordinary course of business, Equinor enters into commodity derivative contracts to manage the price risk exposure relating to future sale and purchase contracts. These commodity derivatives are measured at fair value at each reporting date, with the movements in fair value recognised in the income statement. By contrast, the sale and purchase contracts are not recognised until the transaction occurs resulting in timing differences. Therefore, with effect from the first quarter of 2023, the unrealised movements in the fair value of these commodity derivative contracts are excluded from adjusted earnings and deferred until the time of the physical delivery to minimise the effect of these timing differences. Further, embedded derivatives within certain gas contracts and contingent consideration related to historical divestments are required to be carried at fair value. Any accounting impacts resulting from such changes in fair value are also excluded from adjusted earnings, as these fluctuations are not indicative of the underlying performance of the business.
- **Periodisation of inventory hedging effect:** Equinor enters into derivative contracts to manage price

risk exposure relating to its commercial storage. These derivative contracts are carried at fair value while the inventories are accounted for at the lower of cost or market price. Therefore, measurement differences occur in relation to the recognition of gains and losses. An adjustment is made to align the valuation principles of inventories with related derivative contracts. With effect from the first quarter of 2023, the adjusted valuation of inventories is based on the forward price at the expected realisation date. This is so that the valuation principles between commercial storages and derivative contracts are better aligned.

- **Over/underlift:** Over/underlift is accounted for using the sales method and therefore revenues were reflected in the period the product was sold rather than in the period it was produced. The over/underlift position depended on several factors related to our lifting programme and the way it corresponded to our entitlement share of production. The effect on income for the period is therefore adjusted, to show estimated revenues and associated costs based upon the production for the period to reflect operational performance and comparability with peers.

- The **operational storage** is not hedged and is not part of the trading portfolio. Cost of goods sold is measured based on the FIFO (first-in, first-out) method, and includes realised gains or losses that arise due to changes in market prices. These gains or losses will fluctuate from one period to another and are not considered part of the underlying operations for the period.

- **Impairment and reversal of impairment** are excluded from adjusted earnings since they affect the economics of an asset for the lifetime of that asset, not only the period in which it is impaired, or the impairment is reversed. Impairment and reversal of impairment can impact both the exploration expenses and the depreciation, amortisation and impairment line items.

- **Gain or loss from sales** of assets is eliminated from the measure since the gain or loss does not give an indication of future performance or periodic performance; such a gain or loss is related to the cumulative value creation from the time the asset is acquired until it is sold.

- **Eliminations (Internal unrealised profit on inventories):** Volumes derived from equity oil inventory will vary depending on several factors and inventory strategies, i.e., level of crude oil in inventory, equity oil used in the refining process and level of in-transit cargoes. Internal profit related to volumes sold between entities within the group, and still in inventory at period end, is eliminated according to IFRS (write down to production cost). The proportion of realised versus unrealised gain will fluctuate from one period to another due to inventory strategies and consequently impact net operating income/(loss). Write-down to production cost is not assessed to be a part of the underlying operational performance, and elimination of internal profit related to equity volumes is excluded in adjusted earnings.

- **Other items of income and expense** are adjusted when the impacts on income in the period are not reflective of Equinor's underlying operational performance in the reporting period. Such items may be unusual or infrequent transactions, but they may also include transactions that are significant which would not necessarily qualify as either unusual or infrequent. Other items are carefully assessed and can include transactions such as provisions related to reorganisation, early retirement, etc.

- **Change in accounting policy** are adjusted when the impacts on income in the period are unusual or infrequent, and not reflective of Equinor's underlying operational performance in the reporting period.

For more information on our definitions and use of non-GAAP financial measures, see section 5.8 Use and reconciliation of non-GAAP financial measures in Equinor's 2022 Integrated Annual Report.

Reconciliation of adjusted earnings

The table specifies the adjustments made to each of the profit and loss line item included in the net operating income/(loss) subtotal.

Items impacting net operating income/(loss) in the first quarter of 2023 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Total revenues and other income	**29,224**	12,044	1,548	1,015	28,889	(2)	(14,271)
Adjusting items	**(704)**	99	6	–	(807)	(2)	(0)
Changes in fair value of derivatives	**(803)**	96	(89)	–	(809)	–	–
Periodisation of inventory hedging effect	**25**	–	–	–	25	–	–
Over-/underlift	**98**	3	95	–	–	–	–
Gain/loss on sale of assets	**(25)**	1	–	–	(23)	(3)	(0)
Adjusted total revenues and other income	**28,520**	12,144	1,555	1,015	28,082	(4)	(14,271)
Purchases [net of inventory variation]	**(11,235)**	(0)	16	–	(25,358)	–	14,107
Adjusting items	**(27)**	–	–	–	15	–	(42)
Operational storage effects	**15**	–	–	–	15	–	–
Eliminations	**(42)**	–	–	–	–	–	(42)
Adjusted purchases [net of inventory variation]	**(11,262)**	(0)	16	–	(25,344)	–	14,065
Operating and administrative expenses	**(3,025)**	(977)	(659)	(273)	(1,178)	(86)	148
Adjusting items	**176**	1	217	–	(51)	8	–
Over-/underlift	**(41)**	1	(42)	–	–	–	–
Other adjustments	**2**	–	–	–	–	2	–
Gain/loss on sale of assets	**265**	–	259	–	–	6	–
Provisions	**(51)**	–	–	–	(51)	–	–
Adjusted operating and administrative expenses	**(2,849)**	(976)	(442)	(273)	(1,229)	(78)	148

34 Supplementary disclosures

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Items impacting net operating income/(loss) in the first quarter of 2023 (continued) (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Depreciation, amortisation and net impairments	(2,200)	(1,115)	(461)	(357)	(234)	(1)	(33)
Adjusting items	2	-	-	-	2	-	-
Impairment	2	-	-	-	2	-	-
Adjusted depreciation, amortisation and net impairments	(2,198)	(1,115)	(461)	(357)	(232)	(1)	(33)
Exploration expenses	(246)	(137)	(64)	(46)	-	-	-
Adjusting items	8	-	8	-	-	-	-
Impairment	8	-	8	-	-	-	-
Adjusted exploration expenses	(238)	(137)	(55)	(46)	-	-	-
Net operating income/(loss)	12,517	9,816	382	340	2,118	(89)	(49)
Sum of adjusting items	(545)	100	232	-	(841)	6	(42)
Adjusted earnings/(loss)	11,973	9,916	614	340	1,278	(83)	(91)
Tax on adjusted earnings	(8,459)	(7,702)	(284)	(80)	(424)	11	20
Adjusted earnings/(loss) after tax	3,514	2,214	330	260	854	(72)	(72)

35 Supplementary disclosures

CONTENTS

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SUPPLEMENTARY

Items impacting net operating income/(loss) in the first quarter of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Total revenues and other income	**36,393**	18,454	1,453	1,269	35,917	119	(20,818)
Adjusting items	**196**	209	400	-	(324)	(87)	(1)
Changes in fair value of derivatives[1]	**(96)**	(154)	314	-	(256)	-	-
Periodisation of inventory hedging effect[1]	**(68)**	-	-	-	(68)	-	-
Operating and administrative expenses	**-**	-	-	-	-	-	-
Over-/underlift	**449**	363	86	-	-	-	-
Gain/loss on sale of assets	**(88)**	-	-	-	-	(87)	(1)
Adjusted total revenues and other income[1]	**36,590**	18,663	1,852	1,269	35,592	32	(20,819)
Purchases [net of inventory variation]	**(13,510)**	0	27	0	(34,289)	-	20,752
Adjusting items	**(272)**	-	-	-	(181)	-	(90)
Operational storage effects	**(181)**	-	-	-	(181)	-	-
Eliminations	**(90)**	-	-	-	-	-	(90)
Adjusted purchases [net of inventory variation]	**(13,781)**	0	27	0	(34,470)	-	20,662
Operating and administrative expenses	**(2,271)**	(816)	(390)	(220)	(924)	(40)	119
Adjusting items	**(179)**	(68)	(33)	(0)	(78)	-	-
Over-/underlift	**(101)**	(68)	(33)	-	-	-	-
Provisions	**(78)**	-	-	-	(78)	-	-
Adjusted operating and administrative expenses	**(2,450)**	(884)	(423)	(221)	(1,002)	(40)	119

36 Supplementary disclosures

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Items impacting net operating income/(loss) in the first quarter of 2022 (continued) (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Depreciation, amortisation and net impairments	(2,017)	(600)	(1,378)	212	(212)	(1)	(39)
Adjusting items	(315)	(821)	1,039	(533)	-	-	-
Impairment	1,039	-	1,039	-	-	-	-
Reversal of impairment	(1,354)	(821)	-	(533)	-	-	-
Adjusted depreciation, amortisation and net impairments	(2,333)	(1,421)	(339)	(320)	(212)	(1)	(39)
Exploration expenses	(203)	(106)	(81)	(16)	-	-	-
Adjusting items	46	4	41	1	-	-	-
Impairment	46	4	41	1	-	-	-
Adjusted exploration expenses	(157)	(101)	(40)	(15)	-	-	-
Net operating income/(loss)	18,392	16,933	(369)	1,245	492	77	15
Sum of adjusting items[1]	(524)	(676)	1,447	(532)	(583)	(87)	(91)
Adjusted earnings/(loss)[1]	17,869	16,256	1,078	713	(92)	(10)	(76)
Tax on adjusted earnings[1]	(12,382)	(12,602)	(234)	(13)	437	3	28
Adjusted earnings/(loss) after tax[1]	5,487	3,655	844	700	345	(7)	(49)

1) MMP segment and Equinor group are restated due to amended principles for adjusting items; 'changes in fair value of derivatives' and 'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

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Items impacting net operating income/(loss) in the fourth quarter of 2022 (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Total revenues and other income	**34,321**	16,729	2,373	1,083	33,591	38	(19,495)
Adjusting Items	**1,181**	239	(476)	–	1,419	(23)	23
Changes in fair value of derivatives[1]	**1,744**	58	(378)	–	2,065	–	–
Periodisation of inventory hedging effect[1]	**(646)**	–	–	–	(646)	–	–
Over-/underlift	**181**	257	(75)	–	–	–	–
Other adjustments	**(0)**	–	(22)	–	–	–	22
Gain/loss on sale of assets	**(98)**	(75)	–	–	–	(23)	0
Adjusted total revenues and other income[1]	**35,501**	16,968	1,897	1,083	35,010	15	(19,472)
Purchases [net of inventory variation]	**(12,853)**	(0)	(85)	(0)	(31,996)	–	19,228
Adjusting Items	**72**	–	–	–	27	–	46
Operational storage effects	**27**	–	–	–	27	–	–
Eliminations	**46**	–	–	–	–	–	46
Adjusted purchases [net of inventory variation]	**(12,781)**	(0)	(85)	(0)	(31,969)	–	19,273
Operating and administrative expenses	**(3,304)**	(1,020)	(511)	(220)	(1,614)	(101)	161
Adjusting Items	**272**	(34)	73	2	225	–	5
Over-/underlift	**36**	(34)	70	–	–	–	–
Other adjustments	**1**	–	(4)	–	–	–	5
Gain/loss on sale of assets	**9**	–	7	2	–	–	–
Provisions	**225**	–	–	–	225	–	–
Adjusted operating and administrative expenses	**(3,032)**	(1,053)	(438)	(217)	(1,389)	(101)	166

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Items impacting net operating income/(loss) in the fourth quarter of 2022 (continued) (in USD million)	Equinor group	Exploration & Production Norway	Exploration & Production International	Exploration & Production USA	Marketing, Midstream & Processing	Renewables	Other
Depreciation, amortisation and net impairments	(1,184)	(1,222)	310	(13)	(233)	(1)	(26)
Adjusting Items	(1,094)	3	(744)	(350)	(3)	–	–
Impairment	2	3	3	–	(3)	–	–
Reversal of Impairment	(1,097)	–	(747)	(350)	–	–	–
Adjusted depreciation, amortisation and net impairments	(2,279)	(1,219)	(433)	(363)	(236)	(1)	(26)
Exploration expenses	(396)	(101)	(266)	(29)	–	–	0
Adjusted exploration expenses	(396)	(101)	(266)	(29)	–	–	0
Net operating income/(loss)	16,584	14,386	1,822	821	(251)	(63)	(132)
Sum of adjusting items[1]	430	208	(1,147)	(348)	1,667	(23)	73
Adjusted earnings/(loss)[1]	17,014	14,594	676	474	1,416	(87)	(59)
Tax on adjusted earnings[1]	(12,295)	(11,294)	(308)	(24)	(585)	(10)	(73)
Adjusted earnings/(loss) after tax[1]	4,719	3,300	367	450	831	(97)	(132)

1) MMP segment and Equinor group are restated due to amended principles for adjusting items; 'changes in fair value of derivatives' and 'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Adjusted earnings after tax* by reporting segment

	Q1 2023			Quarters Q4 2022			Q1 2022		
(in USD million)	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax	Adjusted earnings	Tax on adjusted earnings	Adjusted earnings after tax
E&P Norway	**9,916**	**(7,702)**	**2,214**	14,594	(11,294)	3,300	16,256	(12,602)	3,655
E&P International	**614**	**(284)**	**330**	676	(308)	367	1,078	(234)	844
E&P USA	**340**	**(80)**	**260**	474	(24)	450	713	(13)	700
MMP[1]	**1,278**	**(424)**	**854**	1,416	(585)	831	(92)	437	345
REN	**(83)**	**11**	**(72)**	(87)	(10)	(97)	(10)	3	(7)
Other	**(91)**	**20**	**(72)**	(59)	(73)	(132)	(76)	28	(49)
Equinor group[1]	**11,973**	**(8,459)**	**3,514**	17,014	(12,295)	4,719	17,869	(12,382)	5,487
Effective tax rates on adjusted earnings[1]			**70.6%**			72.3%			69.3%

1) MMP segment and Equinor group are restated due to amended principles for adjusting items; 'changes in fair value of derivatives' and 'periodisation of inventory hedging effect'. For further information see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

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Reconciliation of adjusted earnings after tax to net income

(in USD million)		Quarters		
		Q1 2023	Q4 2022	Q1 2022
Net operating income/(loss)	A	**12,517**	16,584	18,392
Income tax less tax on net financial items	B	**8,673**	6,544	12,572
Net operating income after tax	C = A-B	**3,844**	10,039	5,820
Items impacting net operating income/(loss)[1][2]	D	**(545)**	430	(524)
Tax on items impacting net operating income/(loss)[2]	E	**(215)**	5,750	(191)
Adjusted earnings after tax*[2]	F = C+D-E	**3,514**	4,719	5,487
Net financial items	G	**1,189**	(2,115)	(1,169)
Tax on net financial items	H	**(68)**	(28)	64
Net income/(loss)	I = C+G+H	**4,966**	7,897	4,714

1) For items impacting net operating income/(loss), see Reconciliation of adjusted earnings in the Supplementary disclosures.
2) Restated. For more information, see Amended principles for Adjusted earnings in the section 'Use and reconciliation of non-GAAP financial measures' in the Supplementary disclosures.

Adjusted exploration expenses

(in USD million)	Quarters			Change
	Q1 2023	Q4 2022	Q1 2022	Q1 on Q1
E&P Norway exploration expenditures	**148**	144	127	16%
E&P International exploration expenditures	**61**	114	43	40%
E&P USA exploration expenditures	**70**	50	51	38%
Group exploration expenditures	**278**	307	221	26%
Expensed, previously capitalised exploration expenditures	**82**	183	26	>100%
Capitalised share of current period's exploration activity	**(122)**	(95)	(91)	34%
Impairment (reversal of impairment)	**8**	0	46	(82%)
Exploration expenses according to IFRS	**246**	396	203	21%
Items impacting net operating income/(loss)[1]	**(8)**	(0)	(46)	(82%)
Adjusted exploration expenses*	**238**	396	157	52%

1) For items impacting net operating income/(loss), see Reconciliation of adjusted earnings in the Supplementary disclosures.

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Calculation of capital employed and net debt to capital employed ratio
The table below reconciles the net interest-bearing debt adjusted, the capital employed, the net debt to capital employed ratio adjusted including lease liabilities and the net debt to capital employed adjusted ratio with the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 March 2023	At 31 December 2022
Shareholders' equity		57,165	53,988
Non-controlling interests		5	1
Total equity	A	57,170	53,989
Current finance debt and lease liabilities		6,271	5,617
Non-current finance debt and lease liabilities		24,862	26,551
Gross interest-bearing debt	B	31,132	32,168
Cash and cash equivalents		17,915	15,579
Current financial investments		34,576	29,876
Cash and cash equivalents and financial investment	C	52,491	45,455
Net interest-bearing debt [9]	B1 = B-C	(21,359)	(13,288)

Calculation of capital employed and net debt to capital employed ratio (in USD million)		At 31 March 2023	At 31 December 2022
Other interest-bearing elements [1]		2,845	6,538
Normalisation for cash-build up before tax payment (50% of Tax Payment) [2]		2,625	-
Net interest-bearing debt adjusted normalised for tax payment, including lease liabilities*	B2	(15,889)	(6,750)
Lease liabilities		3,734	3,668
Net interest-bearing debt adjusted*	B3	(19,623)	(10,417)
Calculation of capital employed*			
Capital employed	A+B1	35,811	40,701
Capital employed adjusted, including lease liabilities	A+B2	41,281	47,239
Capital employed adjusted	A+B3	37,547	43,571
Calculated net debt to capital employed*			
Net debt to capital employed	(B1)/(A+B1)	(59.6%)	(32.6%)
Net debt to capital employed adjusted, including lease liabilities	(B2)/(A+B2)	(38.5%)	(14.3%)
Net debt to capital employed adjusted	(B3)/(A+B3)	(52.3%)	(23.9%)

1) Cash and cash equivalents adjustments regarding collateral deposits classified as cash and cash equivalents in the Consolidated balance sheet but considered as non-cash in the non-GAAP calculations as well as financial investments in Equinor Insurance AS classified as current financial investments.

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Forward-looking statements

This report contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "continue", "could", "estimate", "intend", "expect", "believe", "likely", "may", "outlook", "plan", "strategy", "will", "guidance", "targets", and similar expressions to identify forward-looking statements. Forward-looking statements include all statements other than statements of historical fact, including, among others, statements regarding Equinor's plans, intentions, aims, ambitions and expectations; the commitment to develop as a broad energy company; the ambition to be a leading company in the energy transition and reduce net group-wide greenhouse gas emissions; our ambitions to decarbonise; future financial performance, including cash flow and liquidity; accounting policies; the ambition to grow cash flow and returns; expectations regarding progress on the energy transition plan; expectations regarding cash flow and returns from Equinor's oil and gas portfolio; plans to develop fields and increase gas exports; intention to optimise our portfolio; expectations and plans for renewables production capacity and investments in renewables and low carbon solutions; expectations and plans regarding development of renewables projects, CCUS and hydrogen businesses; future worldwide economic trends, market outlook and future economic projections and assumptions, including commodity price and refinery assumptions; organic capital expenditures through 2026; expectations and estimates regarding production and execution of projects; expectations regarding growth in oil and gas and renewable power production; estimates regarding

tax payments; the ambition to keep unit of production cost in the top quartile of our peer group; scheduled maintenance activity and the effects thereof on equity production; completion and results of acquisitions and disposals; expected amount and timing of dividend payments and the implementation of our share buy-back programme; and provisions and contingent liabilities. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons.

These forward-looking statements reflect current views about future events, are based on management's current expectations and assumptions and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing, in particular in light of significant oil price volatility and the uncertainty created by Russia's invasion of Ukraine; unfavourable macroeconomic conditions and inflationary pressures; exchange rate and interest rate fluctuations; levels and calculations of reserves and material differences from reserves estimates; regulatory stability and access to resources, including attractive low carbon opportunities; the effects of climate change and changes in stakeholder sentiment and regulatory requirements regarding

climate change; changes in market demand and supply for renewables; inability to meet strategic objectives; the development and use of new technology; social and/or political instability, including as a result of Russia's invasion of Ukraine; failure to manage digital and cyber threats; operational problems; unsuccessful drilling; availability of adequate infrastructure; the actions of field partners and other third-parties; reputational damage; the actions of competitors; the actions of the Norwegian state as majority shareholder and exercise of ownership by the Norwegian state; changes or uncertainty in or non-compliance with laws and governmental regulations; adverse changes in tax regimes; the political and economic policies of Norway and other oil-producing countries; regulations on hydraulic fracturing and low-carbon value chains; liquidity, interest rate, equity and credit risks; risks relating to trading and commercial supply activities; an inability to attract and retain personnel; ineffectiveness of crisis management systems; inadequate insurance coverage; health, safety and environmental risks; physical security risks; failure to meet our ethical and social standards; non-compliance with international trade sanctions; and other factors discussed elsewhere in this report and in Equinor's Integrated Annual Report for the year ended December 31, 2022 (including section 5.2 - Risk factors thereof). Equinor's 2022 Integrated Annual Report is available at Equinor's website www.equinor.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable,

we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable law, we undertake no obligation to update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

We use certain terms in this document, such as "resource" and "resources", that the SEC's rules prohibit us from including in our filings with the SEC. U.S. investors are urged to closely consider the disclosures in our Annual Report on Form 20-F for the year ended December 31, 2022, SEC File No. 1-15200. This form is available on our website or by calling 1-800-SEC-0330 or logging on to www.sec.gov.

End notes

1. The group's **average liquids price** is a volume-weighted average of the segment prices of crude oil, condensate and natural gas liquids (NGL).

2. The **refining reference margin** is a typical gross margin and will differ from the actual margin, due to variations in type of crude and other feedstock, throughput, product yields, freight cost, inventory, etc

3. **Liquids volumes** include oil, condensate and NGL, exclusive of royalty oil. The 2022 liquid volumes have been restated due to a change in the calculation methodology. See table below for further information.

4. **Equity volumes** represent produced volumes under a **production sharing agreement (PSA)** that correspond to Equinor's ownership share in a field. **Entitlement volumes**, on the other hand, represent Equinor's share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. Consequently, the gap between entitlement and equity volumes will likely increase in times of high liquids prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, the US, Canada and Brazil.

5. Transactions with the **Norwegian State**. The Norwegian State, represented by the Ministry of Trade, Industry and Fisheries, is the majority shareholder of Equinor and it also holds major investments in other entities. This ownership structure means that Equinor participates in transactions with many parties that are under a common ownership structure and therefore meet the definition of a related party. Equinor purchases liquids and natural gas from the Norwegian State, represented by SDFI (the State's Direct Financial Interest). In addition, Equinor sells the State's natural gas production in its own name, but for the Norwegian State's account and risk, and related expenditures are refunded by the State.

6. The production guidance reflects our estimates of **proved reserves** calculated in accordance with US Securities and Exchange Commission (SEC) guidelines and additional production from other reserves not included in proved reserves estimates.

7. The group's **average realised piped gas prices** include all realised piped gas sales, including both physical sales and related paper positions. The realised piped gas price Europe for 2022 has been restated due to a change in the definition and exclusion of LNG. This is done to report a realised European gas price that is comparable to relevant European piped gas references/market prices. See table below for further information.

8. The internal **transfer price** paid from the MMP segment to the E&P Norway and E&P USA segments.

9. Since different legal entities in the group lend to projects and others borrow from banks, project financing through external bank or similar institutions is not netted in the balance sheet and results in over-reporting of the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian government are offset against receivables on the SDFI. Some interest-bearing elements are classified together with non-interest bearing elements and are therefore included when calculating the net interest-bearing debt.

Liquid sales volume restatement (mmbl)	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Full year 2022
Liquid sales volume (old)	185.5	180.5	182.9	191.2	740.1
Liquid sales volume (new)	211.6	195.4	196.8	212.1	815.9

Achieved invoiced gas price restatement (mmbtu)	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Full year 2022
Average invoice gas price - Europe (old)	29.60	27.18	43.65	29.80	32.46
Realised piped gas price Europe (new)	30.25	27.43	44.37	29.84	32.84